Exhibit 99.1

China Zenix Auto International Limited Reports 2016 First Quarter Results

- Gross margin was 19.1% and cash flow from operations

reached US$12.2 million in the first quarter -

ZHANGZHOU, China, May 19, 2016 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Financial Highlights

First Quarter 2016:

•	Revenue was RMB525.4 million (US$81.5 million) compared with RMB722.3 million in the first quarter of 2015;

•	Gross margin was 19.1% up from 13.7% in the first quarter of 2015;

•	Net loss and total comprehensive loss for the period was RMB2.9 million (US$0.5 million) with loss per American Depositary Share (“ADS”) of RMB0.06 (US$0.01) compared with net profit and total comprehensive income of RMB0.8 million with earnings per ADS of RMB0.01 in the first quarter of 2015.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “We continued to post improvement on our gross margin and generate sales of aluminum wheels. The recent growth momentum in the truck OEM market rekindled the industry confidence, which we believe that we will benefit eventually.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We continued to improve our balance sheet through stringent cost control and productivity management. We believe that our enhanced financial conditions will prepare us to capture opportunities and maintain our leadership in the Chinese wheel market.”

2016 First Quarter Results

Revenue for the first quarter ended March 31, 2016 was RMB525.4 million (US$81.5 million) from RMB722.3 million for the first quarter of 2015. The decline in revenue on a year-over-year basis was mainly due to weak performance of our major OEM customers and weak aftermarket segment and international markets related to sluggish domestic and emerging market economies. The decline of total revenue was also attributable to the downward price adjustment in response to the lower raw material costs.

Aftermarket sales in China decreased by 28.0% year-over-year to RMB257.0 million (US$39.9 million) in the first quarter of 2016 from RMB357.2 million in the first quarter of 2015. Total unit sales in the aftermarket decreased by 19.4% year-over-year as a result of weak commercial vehicle transportation market.

Sales to the Chinese OEM market decreased by 23.3% year-over-year to RMB173.9 million (US$27.0 million) in the first quarter of 2016 compared to RMB226.5 million in the same quarter of 2015. Total unit sales in the OEM market decreased by 9.7% year-over-year during the first quarter of 2016. Our key OEM customers in the heavy-duty segment have recorded lower units of truck sales despite of an overall increase in unit sales in heavy duty truck market in the first quarter.

International sales decreased by 31.8% year-over-year to RMB94.5 million (US$14.7 million) in the first quarter of 2016 compared to sales of RMB138.6 million in the first quarter of 2015. Total unit sales in the international sales decreased by 24.3% year-over-year in the first quarter of 2016 mainly due to sluggish economies in Southeastern Asian countries including Thailand, Indonesia and Burma, which have weakened the demand from these markets.

In the first quarter of 2016, domestic aftermarket sales, domestic OEM sales and international sales contributed 48.9%, 33.1% and 18.0% of revenue, respectively.

Sales of tubed steel wheels comprised 54.8% of 2016 first quarter revenue compared to 57.2% in the same quarter in 2015. Tubeless steel wheel sales represented 38.2% of first quarter revenue compared to 38.0% in the same quarter of 2015. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company. However, sales of aluminum wheels increased and accounted for 2.9% first quarter revenue as compared to nil in the same quarter a year ago.

First quarter gross profit increased by 1.4% to RMB100.6 million (US$15.6 million), compared to RMB99.2 million in the same quarter in 2015. Gross margin was 19.1%, compared with 13.7% in the first quarter of 2015. The increase in gross margin on a year-over-year basis was mainly due to the decline of raw material cost.

Selling and distribution expenses decreased by 25.6% to RMB43.4 million (US$6.7 million) from RMB58.3 million in the first quarter of 2015. The decrease in selling and distribution costs was primarily due to the lower number of units shipped in the first quarter of 2016 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 8.3% in the first quarter of 2016, compared to 8.1% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 107.9% to RMB20.3 million (US$3.2 million), compared to RMB9.8 million in the first quarter of 2015. R&D as a percentage of revenue was 3.9% in the first quarter of 2016, compared to 1.4% in the same quarter a year ago.

Administrative expenses decreased slightly by 1.0% to RMB34.6 million (US$5.4 million) from RMB34.9 million in the first quarter of 2015. As a percentage of revenue, administrative expenses were 6.6%, compared to 4.8% of revenue in the first quarter of 2015.

Net loss and total comprehensive loss for the first quarter of 2016 were RMB2.9 million (US$0.5 million), compared to net income and total comprehensive income of RMB0.8 million in the same quarter of 2015.

Basic and diluted loss per ADS in the first quarter of 2016 were RMB0.06 (US$0.01) compared to basic and diluted income per ADS of RMB0.01 in the same quarter of 2015.

In the first quarter of 2016, the Company recorded cash flows from operating activities of RMB78.6 million (US$12.2 million). Capital expenditures for the purchase of property, plant and equipment in the first quarter were RMB 5.2 million (US$0.8 million). Deposits paid for acquisition of property, plant and equipment in the first quarter were RMB2.5 million (US$0.4 million).

During the first quarter of 2016 and 2015, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2016, Zenix Auto had bank balances and cash of RMB880.5 million (US$136.6 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$40.3 million). Total bank borrowings were RMB558.0 million (US$86.5 million). Total equity attributable to owners of the Company was RMB2,560.6 million (US$397.1 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, May 19, 2016 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through June 19, 2016, at 11:59 p.m. ET. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID 13636877 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate as of March 31, 2016 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 32 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive

Income

For the three months ended March 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended March 31,
	2015	2016	2016
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	722,277	525,399	81,482
Cost of sales	(623,117)	(424,846)	(65,888)

Gross profit	99,160	100,553	15,594
Other operating income	4,521	487	75
Net exchange gain (loss)	2,050	(144)	(22)
Selling and distribution costs	(58,331)	(43,404)	(6,731)
Research and development expenses	(9,775)	(20,321)	(3,152)
Administrative expenses	(34,904)	(34,551)	(5,358)
Finance costs	(3,057)	(5,435)	(843)

Loss before taxation	(336)	(2,815)	(437)
Income tax credit (expense)	1,110	(95)	(15)

Profit (loss) and total comprehensive income (loss) for the period	774	(2,910)	(452)

Earnings (loss) per share
Basic	0.00	(0.01)	0.00
Diluted	0.00	(0.01)	0.00

Earnings (loss) per ADS
Basic	0.01	(0.06)	(0.01)
Diluted	0.01	(0.06)	(0.01)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	181,905	179,467	27,833
Trade and other receivables and prepayments	613,418	621,244	96,346
Prepaid lease payments	9,425	9,425	1,462
Pledged bank deposits	28,200	31,000	4,808
Fixed bank deposits with maturity period over three months	260,000	260,000	40,323
Bank balances and cash	817,247	880,495	136,553

Total current assets	1,910,195	1,981,631	307,325

Non-Current Assets
Property, plant and equipment	1,506,318	1,473,378	228,501
Prepaid lease payments	385,874	383,518	59,479
Deferred tax assets	15,958	18,207	2,824
Intangible assets	17,000	17,000	2,636

Total non-current assets	1,925,150	1,892,103	293,440

Total assets	3,835,345	3,873,734	600,765

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	606,922	645,966	100,181
Amount due to a shareholder	11,679	13,395	2,078
Taxation payable	674	2,824	438
Short-term bank borrowings	558,000	558,000	86,538

Total current liabilities	1,177,275	1,220,185	189,235

Deferred income	9,292	9,093	1,410
Deferred tax liabilities	85,284	83,872	13,007

Total non-current liabilities	94,576	92,965	14,417

Total liabilities	1,271,851	1,313,150	203,652

EQUITY
Share capital	136	136	21
Additional paid in capital	392,076	392,076	60,806
Reserves	2,171,282	2,168,372	336,286

Total equity attributable to owners of the Company	2,563,494	2,560,584	397,113

Total equity and liabilities	3,835,345	3,873,734	600,765

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2016

(RMB and US$ amounts expressed in thousands)

	Three Months Ended March 31, 2016
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(2,815)	(437)
Adjustments for:
Amortization of prepaid lease payments	2,356	365
Depreciation of property, plant and equipment	39,006	6,049
Release of deferred income	(199)	(30)
Finance costs	5,435	843
Interest income	(2,766)	(429)

Operating cash flows before movements in working capital	41,017	6,361
Decrease in inventories	2,438	378
Increase in trade and other receivables and prepayments	(9,578)	(1,485)
Decrease in trade and other payables and accruals	41,814	6,485

Cash generated from operations	75,691	11,739
Interest received	3,542	549
PRC income tax paid	(674)	(105)

NET CASH FROM OPERATING ACTIVITIES	78,559	12,183

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(5,234)	(812)
Deposits paid for acquisition of property, plant and equipment	(2,489)	(386)
Placement of pledged bank deposits	(2,800)	(434)
Placement of fixed bank deposits with maturity periods over three months	(320,000)	(49,628)
Withdrawal of fixed bank deposits with maturity periods over three months	320,000	49,628

NET CASH USED IN INVESTING ACTIVITIES	(10,523)	(1,632)

FINANCING ACTIVITIES
New bank borrowings raised	255,000	39,547
Repayment of bank borrowings	(255,000)	(39,547)
Advance from a shareholder	1,716	266
Interest paid	(6,548)	(1,015)

NET CASH USED IN FINANCING ACTIVITIES	(4,832)	(749)

NET INCREASE IN CASH AND CASH EQUIVALENTS	63,204	9,802
Cash and cash equivalents at beginning of the period	817,247	126,744
Effect of foreign exchange rate changes	44	7

Cash and cash equivalents at end of the period	880,495	136,553